                                                       -------------------------
                                                               OMB APPROVAL
                                                       OMB Number
                                                       Expires:
                                                       Estimated average burden
                                                       Hours per response...
                                                       -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                         (Amendment No.______________)*

                           Village Super Market, Inc.
                                (name of issuer)

                                  Common Stock
                         (title of class of securities)

                                    927107409
                                 (CUSIP number)

                              I. Wistar Morris, III
                       c/o The Pennsylvania Trust Company
                     Five Radnor Corporate Center, Suite 450
                           Radnor, Pennsylvania 19087
                                  610-975-5193
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 19, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  927107409             SCHEDULE 13D                 Page 2 of 4 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           I. Wistar Morris, III
           SS # ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
           N/A                                                  (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania U.S.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        26,470
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |        None
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |        26,470
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |        71,575
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          98,045
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.86%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                    FILED BY I. WISTAR MORRIS, III REGARDING
                           VILLAGE SUPER MARKET, INC.

ITEM 1.  SECURITY AND ISSUER
         -------------------

         This statement relates to the common stock of Village Super Market, Inc., (The "Company"). The Company's principal offices are located at 733 Mountain Avenue, Springfield, NJ 07081.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         The name of the person filing this statement is I. Wistar Morris, III, an individual (the "reporting person"). The reporting person's business address is c/o The Pennsylvania Trust Company, Five Radnor Corporate Center, Suite 450, Radnor, PA 19087. He is employed as a registered representative at Boenning & Scattergood, Inc., which is a NASD registered broker-dealer, as well as a Senior Investment Consultant with The Pennsylvania Trust Company.

         During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

         The reporting person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         This schedule 13D covers 98,045 shares beneficially owned by Morris individually and through his immediate family. Of the 98,045 shares beneficially owned by Morris individually and through his immediate family, 26,170 shares are held in nominees' name for his benefit: 300 shares are held in his name: 33,475 shares are held in nominee's name for the benefit of his wife, 35,200 shares are held in nominee's name for the benefit of his children, and 2,900 shares are held in nominee's name for a foundation trust in which Morris is co-trustee. The stock beneficially owned by Morris individually and through his immediate family was purchased with personal funds beginning in 1989, with the last purchase being made on 4-19-01.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         The purpose of the acquisition of the stock beneficially owned by the reporting person and his immediate family is for personal investment.

         The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
         (j) of Item 4 of Schedule 13D, except that additional purchases may be made which would not result in the reporting person having beneficial ownership of 10% or more of the Issuer's outstanding common stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
        --------------------------------------

         Morris individually and through his immediate family beneficially owns 98,045 shares of Class A common stock of the Company, which based on the Company's 10Q report for the period ended April 28, 2001, represents approximately 6.86% of the outstanding Class A stock as of June 1, 2001.

         Morris has the sole voting power and the sole dispositive power over 26,170 shares held for his benefit in nominee name and 300 shares registered in his name. He has no voting power but he has shared dispositive power with respect to the 33,475 shares held by his wife, in nominee name for her benefit, the 35,200 shares held in nominee's name for the benefit of his children, and the 2,900 shares held in nominee's name for the foundation trust in which he is co-trustee..

         See Rider 1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.
         --------------------------------------------------------------------
         None.

ITEM 7.  MATERIAL TO BE FILES AS EXHIBITS.
         ---------------------------------
         None.

         Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:    August 23, 2001


/s/ I. Wistar Morris, III
-----------------------------------
I. Wistar Morris, III